THE NEWMAN LAW FIRM, PLLC
14 Wall Street, 20th Floor
New York, NY 10005

WRITER’S INFORMATION
rnewman@nlawglobal.com
PHONE (212) 227-7422
FAX (212) 202-6055

May 7, 2009

BY EDGAR AND HAND DELIVERY

Ms. Pamela Long
Assistant Director
Securities and Exchange Commission
100 F Street, NE, Mail Stop 7010
Washington, DC 20549

Re:	SmartHeat Inc.
Amendment No. 4 to Form S-1 Registration Statement
File No. 333-154415

Dear Ms. Long:

This letter is submitted on behalf of SmartHeat Inc. (the “Company”) in response to comments set forth in your letter to Jun Wang, SmartHeat's President and Chief Executive Officer, dated April 14, 2009 commenting on Amendment No. 3 to the Company Registration Statement on Form S-1.  The Company is filing Amendment No. 4 to its Registration Statement on Form S-1 (the “Amendment”) concurrently with the submission of this correspondence. The Company has previously submitted Amendment No. 2 to the Company’s 10-K (the “10-K Amendment”)

The responses to your comment letter are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in your letter.  For your convenience, your comments have been reproduced below, together with the responses of the Company. In addition, items identified as “Supplement to Question…” indicate responses to additional questions received from the Staff prior to the submission of Amendment No. 4.  Page references in the responses in this letter refer to the pages of the Amendment or the 10-K Amendment, as the context requires.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

 Recent Developments, page 25

1.    It appears from your disclosure in Note 18 that you may have failed to meet the effectiveness requirement of your registration rights agreement.  Please update your disclosures to quantify and discuss the liability related to this agreement and to address how you intend to satisfy the potential cash requirements for the liquidated damages, as well as any risks and uncertainties regarding your ability to satisfy such requirements.

Ms. Pamela Long
May 7, 2009

Response:

The Company has revised the Registration Statement in accordance with the Staff’s comment.

Under the terms of the Registration Rights Agreement, the Company is required to file a Registration Statement registering the common stock and common stock underlying the warrants with the Securities and Exchange Commission (the “SEC”) within 60 days of the closing of the private placement offering. The Registration Statement must be declared effective by the SEC within 180 days of the final closing of the offering or the Company will be subject to penalties as described below. Subject to certain grace periods, the Registration Statement must remain effective and available for use until the investors can sell all of the securities covered by the Registration Statement without restriction pursuant to Rule 144. If the Company fails to meet the filing or effectiveness requirements of the Registration Statement, it is required to pay liquidated damages of 2% of the aggregate purchase price paid by such investor for any Registrable Securities then held by such investor on the date of such failure and on each anniversary of the date of such failure until such failure is cured.

The closing the private placement occurred on September 24, 2008. The Company was obligated to cause the Registration Statement become effective on or before March 23, 2009.  As a result of its failure to have a registration statement effective on this date, the Company is liable to pay approximately $100,000 liquidated damages to investors in the private placement.

The Company expects to pay liquidated damages from its working capital.  It had approximately $737,000 cash at March 31, 2009 which is more than adequate to make payments on any liquidated damages. While it is in default of Section 2(b)(iii) of the Registration Rights Agreement, the Company expects the Registration Statement to become effective prior to any additional penalties being assessed which would occur if the Registration Statement is not effective by March 23, 2010.

Please see the revised Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments beginning on page 25.

Supplement to Question 1.

Recent Developments, page 25.

We appreciate your response to prior comment one. Please revise your proposed disclosures to state when the damages will be recorded in your financial statements.

Ms. Pamela Long
May 7, 2009

Response:

The Company will accrue the $100,000 charge in the first quarter of 2009 as a liability which will be disclosed in the Company’s 10-Q for the period ended March 31, 2009.

Financial Statements, page F-l
Note I -Organization and Description of Business, F-7
Revenue Recognition, pages F-9

2.    We appreciate your response to comment six in our letter dated February 13, 2009 and note that you recognize revenue after delivery and customer acceptance by which time you have generally received 60% of the purchase price. We also note that 30% of the purchase price is payable within a few months after customer acceptance depending on the actual terms negotiated with the customer and the remaining 10% may remain outstanding for up to 24 months as a quality assurance. Please revise your disclosures in MD&A to clarify why the payment terms of your contracts are structured such that 40% of the purchase price is not due for several months and up to 24 months after delivery and customer acceptance. Also, please clarify each remedy that is available to your customers if they are not satisfied after they accept your products.

Response:

The Company has revised the Registration Statement in accordance with the Staff’s comment.

Please see the revised Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources beginning on page 24.

Supplement to Question 2.

We appreciate your response to prior comment two. Please revise your proposed disclosures to also address and discuss why 30% of the purchase price is due within a few months after customer acceptance depending on the actual terms negotiated with the customer. Please discuss the range of actual terms negotiated with your customer and clarify the reasons for delayed payment.

The Company’s agreements with its customers generally provide that 30% of the purchase price is due upon the placement of an order, 30% is due on delivery and 30% is due upon installation and acceptance of the equipment after customer testing.  As a common practice in the heating manufacturing business in China, payment is due on the final 10% of the purchase price no later than the termination date of the standard warranty period which ranges from 3 to 24 months from the acceptance date. The Company’s receipts for payment on its products depend on the complexity of the equipment ordered which impacts manufacturing, delivery, installation and testing times and warranty periods.  For example, PHEs are less complex than PHE units and therefore have a shorter manufacturing, acceptance, warranty and payment schedule.   The Company may experience payment delays from time to time which may last up to 3 months; however, payment is normally received at the various milestones.

Ms. Pamela Long
May 7, 2009

3.    We note your responses to comments five, six and seven in our letter dated February 13, 2009 and your belief that the after-sales services you provide are not significant. However, it is not clear to us that your responses or your revenue recognition policy comply with EITF 00-27 and SAB 104. Based on the payment terms negotiated by your customers, it is not clear to us that they believe the after sales services you provide are insignificant, inconsequential or perfunctory (see SAB Topic 13A3c questions 2 and 3). Also, it is not clear to us how and why you believe that the lack of objective and verifiable evidence of the fair value of the after-sales services you provide results in it being appropriate to recognize 100% of revenue upon delivery and customer acceptance (see EITF 00-27).

Response:

The Company's revenue recognition policies are in compliance with Securities and Exchange Commission (SEC) Staff Accounting Bulletin (“SAB”) 104. Sales revenue is recognized when products are delivered, and for PHE and PHE units, when customer acceptance occurs, the price is fixed or determinable, no other significant obligations of the Company exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are recorded as unearned revenue.

The Company has a practice of inspection and testing of the product before delivering it to the customer; we’ve incurred very limited warranty costs over the years.  Most of the Company’s warranty cost are travel related costs for out technicians. The Company has not incurred material product or parts replacement costs. The customers are not well versed with the operation of the equipment. They call for the Company’s technitians when they have minor operation issues.  For the last three years, the Company’s average after-warranty costs have averaged 0.62% of the net sales.  In addition, the Company’s sales contracts preclude the right to return the products by the Company’s customers.  If the Company’s customer encounters quality issues of its products; the Company will repair or exchange it at its costs if it occurs during the warranty period.  Based on its historical experience, the entire final 10% of the purchase price that could remain outstanding for up to 24 months is accounted for in the Company’s financial statements as Retentions Receivable and was collected when it was due.

From the first quarter of 2009, the Company will provide for warranty reserve based on the Company’s historical experience. The Company believes it is appropriate to recognize 100% of revenue upon delivery and customer acceptance is made because (1) warranty cost is not significant based on the Company’s historical experience (2) it records revenue for PHE and PHE unit when customers acceptance are made (3) it does not grant its customers for returning the products, only repair or exchange (4) the collectability of the final 10% of the purchase price is not an issue based on its historical collection experience. In addition, the payment terms negotiated and structured with the Company’s customers is its normal business terms and not primarily and entirely related to quality issues of its products.

Ms. Pamela Long
May 7, 2009

As the Company’s revenue grows, from the first quarter of 2009, it will record a provision for warranty expense based on its historical experience and provide the disclosure required by FIN 45.

Supplement to Question 3.

Based on your response to prior comment three, we note that you believe the after sales services you provided are essentially a warranty. However, it appears to us that your disclosures imply the free after sales series you provide are more extensive than a standard warranty.  Please fully explain to us if and how these after sale services are specifically addressed and described in customer contracts.  Also, in light of the fact that 40% of the purchase price for your products is not due for several months after customer acceptance, please address how you determined that the series you provide are inconsequential or perfunctory, specifically address each factor noted in SAB topic 13A3c, questions 2 and 3.

Response:

The Company offers "after sales services" upon expiration of the warranty period if the customer signs a service contract. The Company has revised the Registration Statement to clarify this point. The Company provides a standard warranty to all of its customers. The Company’s warranty policy provides that (a) During the warranty period, the Company will replace and repair at no charge any defective parts and/or products if the damage is not caused by the customer and (b) the Company will repair and replace defected parts and products within 7 days of receipt of written notice from the customer for qualified claims. The Company is not responsible under the warranty (x) if the product is damaged due to modification by the customer or any third party without the Company’s prior consent, (y) for improper operation or maintenance or  (z) any damage to the products caused by customers or third parties.

The Company notes that 30% of the purchase price is due to upon customer’s acceptance and 10% is due upon expiration of the warranty period. There is no retention for quality assurance. The Company has revised the applicable sections of the Registration Statement to reflect the foregoing statements.

The Company believes that 100% of the revenue should be recognized upon completion of acceptance testing and that the remaining obligations of the Company under the warranty do not require separate recognition treatment. The standard warranty of the Company is provided to all customers and is not considered an additional service; rather it is considered an integral part of the product’s sale. The Company believes that the existence of its standard product warranty in a sales contract does not constitute a deliverable in the arrangement and thus there is no need to apply the EITF 00-21 separation and allocation model for a multiple deliverable arrangement. FAS 5 specifically addresses the accounting for standard warranties and neither SAB 104 nor EITF 00-21 supersedes FAS 5. The Company believes that accounting for its standard warranty pursuant to FAS 5 does not impact revenue recognition because the cost of honoring the warranty can be reliably estimated and the potential range of loss is very low.

Ms. Pamela Long
May 7, 2009

As stated in the Company’s previous response, it will record a provision for warranty expense from the first quarter of 2009 based on the Company’s historical experience and provide the disclosure required by FIN 45.

Should SAB 104 apply to the warranty, the Company believes that SAB Topic 13A3c, questions 2 and 3 do not apply for the following reasons:

Question 2

(a) The warranty obligations are not essential to the functionality of the delivered products. The product can function without the warranty and the warranty services may never be required by the customer. The Company’s claims under the warranty are low.

(b) The acceptance of the Company’s product constitutes the final act allowing the customer to receive a full or partial refund and after the passing of that event the Company recognizes 100% of its revenue.

(c)   The seller does not have a demonstrated history of completing the remaining tasks in a timely manner and reliably estimating their costs.

The Company has demonstrated its ability to install and test its equipment and service it as required under the warranty. The equipment is tested, inspected and approved by the customer.  Under the warranty provisions, the Company has a demonstrated track record of timely repairing and replacing its products, usually within 7 days from receiving of the written notice from the customer. The Company can readily estimate the costs relating to the foregoing and has a history of completing the service on time.

(d) The cost or time to perform the remaining obligations for similar contracts historically has varied significantly from one instance to another.

The Company’s costs and time relating to warranty claims have not been significant and have not generally varied from once instance to the other. Most of the warranty claims are of routine nature and do not involve a great deal of effort.

(e) The skills or equipment required to complete the remaining activity are specialized or are not readily available in the marketplace.

The skills required are available in the market place. However, the customers have to pay for such services.

Ms. Pamela Long
May 7, 2009

(f)   The cost of completing the obligation, or the fair value of that obligation, is more than insignificant in relation to such items as the contract fee, gross profit, and operating income allocable to the unit of accounting.

Historically, costs relating to warranty claims have not been significant in relation to total revenue of the Company. In addition, there may not be any cost to incur if the customer does not require service.

(g)  The period before the remaining obligation will be extinguished is lengthy. Registrants should consider whether reasonably possible variations in the period to complete performance affect the certainty that the remaining obligations will be completed successfully and on budget.

The warranty claim is on as needed basis and can extent to a period up to two heating seasons. The Company has demonstrated that it can complete warranty claims on time.

(h)  The timing of payment of a portion of the sales price is coincident with completing performance of the remaining activity.

The timing of payment does not relate to the completion of the remaining obligation as the remaining obligation may not be performed. The payment is made when the warranty period is over.

Question 3.

Since the Company does not recognize revenue until the equipment is installed at the customer site and accepted by the customer, the recognition of 100% of revenue is consistent with the facts and response to question 3.

4.    We note your disclosures related to warranties that you provide. Please provide the disclosures required by FIN 45 or explain why they are not required.

Response:

The Company offers "after sales services" upon the expiration of the warranty period if the customer signs a service contract.  As explained in the Company’s response to comment 3 above, product warranty amounts have not been critical to the Company’s revenue recognition as the dollar amount of product warranty expense has not been significant in relation to the Company’s revenues.  There is no revenue directly associated with warranty service. As discussed in the Company’s response to comment 3 above, from the first quarter of 2009, it will record a provision for warranty expenses based on the Company’s historical experience and provide the disclosure required by FIN 45.

Ms. Pamela Long
May 7, 2009

Supplement to Question 4.

We appreciate your response to prior comment four;  however, please demonstrate to us how you determined that the lack of a warranty accrual in your historical financial statement did not have a material impact on each period presented.

Response:

The company’s historical warranty expenses have not been significant as shown below:

	Warranty expense	Net sales	% of warranty expense to sales

2006	77,000	8,205,166	0.93%

2007	83,000	13,273,151	0.62%

2008	96,000	32,676,082	0.29%

Note 19 -Acquisition of SanDeKe, page F -20

5.    Please explain the reason why none of the purchase consideration for the acquisition of SanDeKe has been paid. Additionally, it appears that your consolidated statements of cash flows for the year ended December 31, 2008 should reflect this acquisition as a non-cash investing activity. Please clarify or revise.

Response:

The parties agreed to postpone the payment to March of 2009 at year end.  The Company has paid $593,213 on March 20, 2009, and will pay the remaining balance of $148,303 in full once the purchase has been approved and registered by the government agencies and title is transferred.

Our consolidated statements of cash flows for the year ended December 31, 2008 did reflect the acquisition as a non-cash investing activity.  Please refer to Statement of Cash Flows under Summary of Significant Accounting Policies footnote in F-9.

Exhibit 5.1 -Opinion of Holland & Hart LLP

6.    Please delete the language in the third paragraph referring to "and on the substantive terms approved by the Board of Directors," since this language appears inappropriate.

Ms. Pamela Long
May 7, 2009

Response:

Please see the Opinion of Holland & Hart LLP filed as Exhibit 5.1 to the Registration Statement.

Item 9AT Controls and Procedures, page 33
A) Evaluation of Disclosure Controls and Procedures, page 33

7.    We note your disclosure that your certifying officers concluded that your "disclosure controls and procedures were adequate to ensure that information required to be disclosed in reports that the Company files or submits under the Exchange Act has been recorded, processed, summarized and reported in accordance with the rules and forms of the SEC." However, as disclosed, your evaluation does not fully conform to the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) of the Exchange Act and does not include an appropriate conclusion as to whether your disclosure controls and procedures were "effective" or "not effective." In this regard, please amend your 10-K to clarify that your disclosure controls and procedures were "effective" or "not effective" to ensure that information required to be disclosed in the reports that you file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, please amend your 10-K to simply state that your disclosure controls and procedures were "effective" or "not effective" without defining them. Please comply with this comment in future exchange act filings.

Response:

The Company has filed the 10-K Amendment reflecting the Staff’s comment.

Please see the revised Item 9A(T) Controls and Procedures in Amendment No. 2 to the Company’s 10-K filed on May 5, 2009.

8.    We note that you do not reference the correct rules under the Exchange Act for disclosure controls and procedures. Please revise to refer to Exchange Act Rules 13a-15(e) and 15d-15(e).

Response:

The Company has filed the 10-K Amendment reflecting the Staff’s comment.

Please see the revised Item 9A(T) Controls and Procedures in Amendment No. 2 to the Company’s 10-K filed on May 5, 2009.

Ms. Pamela Long
May 7, 2009

B) Report of Management on Internal Controls over Financial Reporting, page 33

9.    It appears to us that you confused the terms "disclosure controls and procedures" and "internal control over financial reporting" in the second paragraph and that you did not include an appropriate conclusion as to whether your internal control over financial reporting is "effective" or "not effective." Please amend your 10-K to address management's assessment of the "effectiveness" of your "internal control over financial reporting." See Item 308T of Regulation S-K for guidance.

Response:

The Company has filed the 10-K Amendment reflecting the Staff’s comment.

Please see the revised Item 9A(T) Controls and Procedures in Amendment No. 2 to the Company’s 10-K filed on May 5, 2009.

10.  Please amend your 10-K to include a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting. See Item 308T of Regulation S-K for guidance.

Response:

The Company has filed the 10-K Amendment reflecting the Staff’s comment.

Please see the revised Item 9A(T) Controls and Procedures in Amendment No. 2 to the Company’s 10-K filed on May 5, 2009.

If you have other questions or would like additional information, please feel free to contact the undersigned at (212) 618 1968.

Very truly yours,

/s/ Robert Newman
Robert Newman, Esq

Cc: Mr. Jun Wang, President and Chief Executive Officer